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                           PRESTON GATES & ELLIS, LLP
                           1900 Main Street, Suite 600
                            Irvine, California 92614


                                   May 4, 2006

VIA FACSIMILE
-------------
(202) 772-9218

Ms. Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C.  20549-6010

         Re:      CPC of America, Inc.
                  Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005
                  File No. 000-24053

Dear Ms Dicker:

         This firm represents CPC of America, Inc. ("Company") and we are writing in response to the staff's letter dated December 21, 2005 to Mr. Rod A. Shipman, President and Chief Executive Officer of the Company. We are providing this letter concurrently with the Company's filing of an Amendment No. 1 to its 2005 Annual Report on Form 10-K/A ("2005 Form 10-K/A"). On behalf of the Company, we provide below the Company's responses to the staff's letter of December 21, 2005 numbered in the order in which your comments were provided.

         1. Our firm's November 21, 2005 letter to the SEC staff, along with this letter, have been filed on Edgar.

         2. The Company has provided responsive disclosure in the second and third paragraphs of the Management's Discussion and Analysis section included in the 2005 Form 10-K/A.

         3. The Company has provided responsive disclosure in the seventh and eighth paragraphs of the Management's Discussion and Analysis section included in the 2005 Form 10-K/A.

         4. The Company has provided responsive disclosure in the fourth through sixth paragraphs of the Management's Discussion and Analysis section included in the 2005 Form 10-K/A.


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Ms. Lynn Dicker
Securities and Exchange Commission
May 4, 2006
Page 2

         5. The Company has provided responsive disclosure in the seventh paragraph of the Management's Discussion and Analysis section included in the 2005 Form 10-K/A.

         6. The Company has provided responsive disclosure in the last two paragraphs of Note 2 to the financial statements included in the 2005 Form 10-K/A.

         7. The compensation received by the employee and the consultant is paid in accordance with separate written agreements, both of which have been approved by the Company's board of directors and provide for a set amount of compensation. Both the employee and the consultant could receive cash for their net pay, if they chose to do so. The employee receives a W-2 for the gross pay that he receives each year and the consultant receives a 1099 for its services each year. Based on the foregoing, the Company does not believe that this is subjectively valued consideration.

         8. Under the terms of the Company's outstanding stock options and the current stock option plans, options may be exercised by delivering common shares of the Company held by the option holder with an equal value to the option exercise price. A few of the Company's outstanding options allow the holder to exercise using a net issuance election whereby the holder may cancel "in the money" options and apply the "spread" towards the exercise of other options. However, there are no outstanding options, other than options held by Mr. Shipman and CTM Group, that allow their holder to exercise by tendering any other form of non-cash consideration.

         The Company has endeavored to fully respond to the staff's comments set forth in its December 21st letter. On behalf of the Company, please be advised that the Company acknowledges that:

                  o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                  o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ms. Lynn Dicker
Securities and Exchange Commission
May 4, 2006
Page 3


         Thank you in advance for your review of the enclosed. Please contact the undersigned at (949) 623-3518 if you have any questions.

                                                     Very truly yours,

                                                     PRESTON GATES & ELLIS LLP


                                                     /S/ DANIEL K. DONAHUE
                                                     Daniel K. Donahue

DD/df
cc:      CPC of America, Inc.
         Cacciamatta Accountancy Corporation